FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: May 29, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-10 May 29, 2003

EXPLORATION UPDATE

VANCOUVER, BC — Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”), is pleased to announce an interim report on 2003 exploration activity being conducted in one of our principal areas of operation, Turkey.

Eldorado has increased the level of exploration activity in Turkey in 2003 through its wholly owned subsidiary Tüprag Metal Madencilik (“Tuprag”). This decision is attributable to the continued improvements in the gold price and the Company’s consistent progress in advancing its Kisladag project towards a production decision. Exploration activity in Turkey by domestic and international companies has recently intensified in response to the improved environment for investment and established potential for significant mineral deposits.

Joint Exploration

The Company continues to carry out reconnaissance work within a defined area of interest in western Turkey through a joint venture agreement signed in May 2001. In addition an option agreement was signed in April 2003 to carry out exploration work on the KS project located in central Turkey. Eldorado can earn a 50% interest in the project by spending US $160,000 on exploration by July 2004.

In addition to rock and stream sediment sampling, previous work on the KS project has included limited diamond core drilling to test a gold bearing hydrothermal structure. Tuprag is conducting a follow up program on a potential porphyry related target hosted in altered limestone within the license boundary. To date, rock sampling and stream sediment and soil surveys have returned encouraging anomalous gold and base metal values. A strongly altered zone containing felsic intrusive and carbonates has been identified on surface along an EW direction in two zones having widths up to 100 meters and strike lengths of 400 and 500 meters respectively. Tuprag will conduct a magnetic survey at KS in June as the next step in target identification. Initial reverse circulation drilling has also been planned to drill test a previously identified hydrothermal structure as well as the recently identified alteration zone, and will be completed in the third quarter 2003.

Tuprag Exploration

In addition, the Company plans to carry out work on three wholly owned prospects located in western Turkey which were the subject of earlier exploration activity by Tuprag in the mid 1990‘s. The geological setting in western Turkey is host to the Company’s Efemçukuru and Küçükdere projects as well as the Ovaçik Mine (Newmont Mining) located at Bergama.

Subeylidere

The prospect consists of 37 square kilometers located within a Neogene aged volcano-sedimentary sequence.

Mineralization in the area consists of quartz adularia veins hosted in andesitic volcanics. Significant gold values have been found in banded chalcedonic and quartz veins with no presence of base metals. Existing work on the prospect includes soil sampling and mapping and has successfully identified drill targets in a series of NNW trending veins. Rock sampling in this zone returned average gold grades of approximately 7 g/t.

A second target has been identified in an adjacent elliptical zone of opaline silica flooding measuring approximately 300 meters by 100 meters in volcanoclastics. Gold values detected in rock and soil sampling indicate the presence of an upper level epithermal system with potential for buried stockwork or a more restricted high grade vein system underlying altered andesites.

A follow up program of 600 meters of reverse circulation (“RC”) drilling will be carried out at Subeylidere in the third quarter 2003 to test both the exposed vein structures as well as deeper stockwork potential.

Yatiktas

Yatiktas is located within 12 kilometers from the Subeylidere prospect in a similar Neogene setting. Previous exploration work carried out by Tuprag on the Yatiktas prospect included detailed mapping, rock sampling and stream sediment sampling. Two vein structures have been identified including the main Yatiktas structure which lies along a NNE trending contact between the basement schist and a granitic dike. Mapping along the 1300 meter structure revealed average widths of 14 meters. Profile samples across the structure returned low average gold values of less than 1 g/t Au, however spot sampling along the hanging wall contact returned values greater than 11 g/t Au.

In 2003 the Company has plans to carry out an initial RC drill program on the Yatiktas vein to test the contact zone along the structure. In addition limited drilling will be carried out on the Kocakiran vein located NW of the Yatikas vein where anomalous gold values have been located in rock chip samples.

Keditasi

The Keditasi prospect comprises a 16 square kilometer license area also located in northwestern Turkey. The prospect is hosted in Miocene age andesitic volcanics with potential for bulk tonnage, high-sulphidation or porphyry style mineralization. Tuprag has carried out detailed mapping as well as rock, stream sediment and soil sampling along a 190 meter ENE trending silcified ridge. High-grade values greater than 14 g/t Au have been obtained at the western end of the trend decreasing to less than 1 g/t Au to the east.

A strong soil anomaly has also been identified to the west of the main structure covering an area of 600 meters by 150 meters. Maximum values in this zone have approached 400 ppb Au.

Both of the above targets will be drill tested in 2003 to further define the mineralization with a planned 600 meters of RC drill program.

Commenting on Eldorado’s exploration plans in Turkey for 2003, Paul N. Wright, President and CEO said, “We are very pleased to be active both in projects with our Joint Venture partner and in projects wholly owned by the Company with identified drill targets. Our in-country exploration team has encountered tremendous success to date in defining significant resources and it is very exciting to be drill testing properties for the first time.”

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey, two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com